UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

36239Y102

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Irene Song, Esq.
Preston Gates & Ellis LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36239Y102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 961,538*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 961,538*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 961,538*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person (See Instructions) OO

*All Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 36239Y102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 961,538

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 961,538

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 961,538

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (“Amendment”) relates to the Class A Common Stock, $.001 par value (the “Common Stock”), of GAMCO Investors, Inc. (the “Issuer”). This Amendment is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates” and collectively with Cascade, the “Reporting Persons”). This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 23, 2001, as amended on February 14, 2005, February 15, 2006 and March 27, 2006.

Item 5.	Interest in Securities of the Issuer

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

According to the Issuer, as of June 30, 2006, there were 7,509,058 shares of Common Stock issued and outstanding. As of the filing date of this Schedule 13D, Cascade beneficially owns 961,538 shares of Common Stock issuable upon conversion of a promissory note issued by the Issuer to Cascade (the “Note”), which represents approximately 11.4% of the shares of Common Stock currently issued and outstanding, including the shares of Common Stock issuable upon conversion of the Note. All shares held by Cascade may be deemed to be beneficially owned by Gates as the sole member of Cascade.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

As of the filing date of this Schedule 13D, if Cascade converted the Note, Cascade (and Gates, as the sole member of Cascade) would have sole power to vote or direct the vote and dispose or direct the disposition of 961,538 shares of Common Stock.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.1, (i) beneficially owns any shares of Common Stock, or (ii) have effected any transaction in Common Stock during the past 60 days.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

On June 30, 2006, Cascade, the Issuer, Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc., and Rye Capital Partners, Inc., entered into a Fourth Amendment to the Note Purchase Agreement that was originally entered into among such parties as of August 10, 2001, and was previously amended on July 1, 2003, August 4, 2004 and February 28, 2005. Pursuant to the Fourth Amendment to the Note Purchase Agreement, (i) the date on which Cascade can elect to cause the Issuer to purchase all or any portion of the unpaid principal amount of the Note was changed from September 15, 2006 to May 15, 2007 and (ii) from and after September 15, 2006, the interest rate on the Note shall increase from 5% to 6%, the conversion price per share shall increase from $52 to $53 and the Issuer shall have the right to redeem the Note, in whole but not in part, at 101% of its principal amount together with all accrued but unpaid interest thereon upon at least 30 days’ prior written notice (collectively, the “Note Amendments”).

Concurrently with the execution and delivery of the Fourth Amendment to the Note Purchase Agreement, the Issuer delivered to Cascade, in exchange for the duly executed outstanding Note, a duly executed amended Note which is identical to the previously outstanding Note in all respects except that it gives effect to the Note Amendments. In addition, concurrently with the execution and delivery of the Fourth Amendment to the Note Purchase Agreement, the Issuer delivered to Cascade an amendment to the letter of credit that secures Cascade’s right to put the Note to the Issuer. The amendment to the letter of credit (1) extends the expiration date of the letter of credit until May 22, 2007 and (2) increases the letter of credit amount so that the aggregate amount available thereunder shall not exceed $51,500,000.

The descriptions of the Fourth Amendment to the Note Purchase Agreement and the amended Note throughout this Schedule 13D are qualified by reference to such Fourth Amendment to the Note Purchase Agreement and the amended Note, copies of which are filed as Exhibits 99.7 and 99.8 hereto and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1

List of each executive officer, director or person controlling Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit A of Cascade’s Amendment No. 3 to Schedule 13D, filed with the SEC on March 27, 2006)

99.2

Note Purchase Agreement, dated as of August 10, 2001, by and among Cascade Investment, L.L.C., GAMCO Investors, Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc., and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 99.2 of Cascade’s Schedule 13D, filed with the SEC on August 23, 2001)

99.3

Registration Rights Agreement dated August 14, 2001, between GAMCO Investors, Inc. and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.4 of Cascade’s Schedule 13D, filed with the SEC on August 23, 2001)

99.4

First Amendment, dated as of July 1, 2003, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., GAMCO Investors, Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003).

99.5

Second Amendment, dated as of August 4, 2004, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., GAMCO Investors, Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 9, 2004).

99.6

Third Amendment, dated as of February 28, 2005, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., GAMCO Investors, Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Form 8-K, filed with the SEC on March 2, 2005).

99.7

Fourth Amendment, dated as of June 30, 2006, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., GAMCO Investors, Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Form 8-K, filed with the SEC on June 30, 2006).

99.8

Convertible Promissory Note issued by GAMCO Investors, Inc. to Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Form 8-K, filed with the SEC on June 30, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2006

CASCADE INVESTMENT, L.L.C.*

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III*

	By:	/s/ Michael Larson
Name: Michael Larson**
Title: Attorney-in-fact

*  This amendment is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III pursuant to the Joint Filing Agreement dated March 27, 2006 and included with the signature page to Amendment No. 3 to Schedule 13D with respect to GAMCO Investors, Inc. filed on March 27, 2006, SEC File No. 005-56355, and incorporated by reference herein.

**  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.